

HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Mr. John Hall
23 North Ward Avenue
Rumson NJ 07760

Dear John Hall,

We would like to convey our congratulations to you and Adara Thoroughbred Corp. We hope you enjoy terrific success with your new company. Thank you for giving us the opportunity to serve you as your incorporator and Delaware Registered Agent. You are now our valued client and we want to increase your success in any way we can.

Name: **Adara Thoroughbred Corp.**
Date of formation: September 23, 2020
Delaware State File Number: **3729046**
HBS Record ID Number: 438066

Enclosed is the Recorded Copy of your Certificate of Incorporation. Please review the information on the certificates and insert them in your corporate kit.

Please remember these three things in the future:

1. We must be made aware of any address changes. You may provide this information to us via email (mail@delawareinc.com) or phone (800-345-2677 ext. 6903). This will ensure that we remind you of the following two things:

2. Delaware franchise tax and report are due March 1st each year. If the tax and report are not filed at the State of Delaware by March 1st, a $200 late penalty plus 1.5% interest monthly will be imposed by the State of Delaware and your company will become delinquent. Failure to file the tax two years in a row will cause the company to become void.

3. Your annual registered fee of $50 is due on the anniversary month of your corporation. If the registered agent fee is not received by the due date, a $25 late penalty will be imposed. Failure to pay the registered agent fee within 3 months of the due date may lead to the loss of your registered agent, which could cause your company to become forfeit with Delaware.

We would like to thank you once again and wish you the best of luck. You can help us by telling a friend or business associate about our services. We work hard to keep things simple for you and your associates when it's time to incorporate.

Sincerely,

Filing Department
Harvard Business Services, Inc.

CERTIFICATE OF INCORPORATION
OF
Adara Thoroughbred Corp.

FIRST: The name of the corporation is: Adara Thoroughbred Corp. (the "Corporation").

SECOND: The Corporation's registered office in the State of Delaware is located at 16192 Coastal Highway, Lewes, Delaware 19958, County of Sussex. The registered agent in charge thereof is Harvard Business Services, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful activity for which corporations may be organized under the Delaware General Corporation Law (the "DGCL").

FOURTH: The aggregate number of shares which the Corporation shall have authority to issue is 30,000 shares of capital stock, of which (i) 29,999 shall be designated **"Class A Common Stock"** and have a par value of $0.01 per share, (ii) one shall be designated as a **"Class B Common Stock"** and have a par value of $0.01 The number of authorized shares of any class or classes of stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, but not below the number of shares thereof then outstanding or required to be reserved for the conversion of any convertible securities or the exercise of any options or other instruments. The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

(A) Common Stock. Unless otherwise indicated, references to "sections" or "subsections" in this Part A of this Article FOURTH refer to sections and subsections of Part A of this Article FOURTH.

1. Class A Common Stock

(a) General. The voting, dividend and liquidation and other rights of the holders of the Class A Common Stock are expressly made subject to and qualified by the rights of the holders of the Series B Common Stock set forth herein.

(b) Voting Rights. Except as provided in the Delaware General Corporation Law, the holders of the Class A Common Stock are not entitled to vote upon any matters presented to the stockholders of the Corporation. Notwithstanding the foregoing, except as expressly provided by this Certificate of

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:24 PM 09/23/2020
FILED 02:24 PM 09/23/2020
SR 20207436747 - File Number 3729046

Incorporation or as provided by law, the holders of Class A Common Stock shall, at all times vote together with the holders of Series B Common Stock as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation.

(c) Dividends. Each holder of Class A Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis with the holders of Class B Common Stock.

(d) Redemption. The shares of Class A Common Stock are not redeemable at the option of the holder thereof.

(e) Equal Status. Except as expressly set forth herein, Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B Common Stock.

(f) Liquidation. Upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Class B Common Stock will be entitled to receive, pro rata with the holders of the Class A Common Stock, all assets of the Corporation available for distribution to its stockholders.

2. Class B Common Stock

(a) General. The voting, dividend and liquidation and other rights of the holders of the Class B Common Stock are expressly made subject to and qualified by the rights of the holders of the Series A Common Stock set forth herein.

(b) Voting. Each holder of Class B Common Stock shall have the right to 1 vote per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Certificate of Incorporation or as provided by law, the holders of Class B Common Stock shall, at all times vote together with the holders of Series A Common Stock as a single class on all applicable matters submitted to vote or for the consent of the stockholders of the Corporation.

(c) Dividends. Each holder of Class B Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared on Common Stock from time to time by the Board of Directors, on a pro rata basis with the holders of Class A Common Stock.

(d) Liquidation Upon any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of record of the Class B Common Stock will be entitled to receive, pro rata with the holders of the Class A Common Stock, all assets of the Corporation available for distribution to its stockholders.

(e) Subdivisions or Combinations.   If the Corporation in any manner subdivides or combines the outstanding Class A Common Stock, then the outstanding Class B Common Stock will be subdivided or combined in the same proportion and manner; provided, however, that the outstanding shares of Class B Common Stock shall not equal less than one whole share.

(f) Equal Status. Except as expressly set forth herein, Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A Common Stock.

(g) Redemption. The shares of Class B Common Stock are not redeemable at the option of the holder thereof.

(h) Automatic Conversion. In the event that any holder of Class B Common Stock transfers any such shares of Class B Common Stock (such transferred shares, "Class B Common Transfer Shares"),then each Class B Common Transfer Share shall automatically, and without any further action on the part of such holder, be converted into an equal number of fully paid and nonassessable shares of Class A Common Stock, effective upon, subject to, and concurrently with, the consummation of such transfer of Class B Common Transfer Shares; provided, however, that notwithstanding the foregoing, (i) at least one share of Class B Common Stock shall remain outstanding and shall be held by the initial holder thereof or by (A) such holder's ancestors, descendants, siblings or spouse, (B) a trust, family limited partnership or limited liability company established for the benefit of such persons or the holder, or (C) an affiliate entity controlled by, controlling, or under common control of the such holder and (ii) this Section 2(h) shall not apply to any transfer of Class B Common Shares made either during the transferor's lifetime or by will or intestacy to (A) the transferor's ancestors, descendants, siblings or spouse, (B) a trust, family limited partnership or limited liability company established for the benefit of such persons or the transferor, or (C) an affiliate entity controlled by, controlling, or under common control of the transferor.

FIFTH: The business and affairs of the Corporation shall be managed by or under the direction of the board of directors (the "Board"), and the directors comprising the Board (the "Directors") need not be elected by written ballot. The number of Directors on the Board shall be set by a resolution of the Board.

SIXTH: The Corporation shall exist perpetually unless otherwise decided by a majority of the Board.

SEVENTH: In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board is authorized to amend or repeal the bylaws.

EIGHTH: The Corporation reserves the right to amend or repeal any provision in this Certificate of Incorporation in the manner prescribed by the laws of the State of Delaware.

NINTH: The incorporator is John Hall the mailing address of which is 23 North Ward Avenue, Rumson, NJ 07760.

TENTH: To the fullest extent permitted by the DGCL, a Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director. No amendment to, modification of, or repeal of this item Tenth shall apply to or have any effect on the liability of a Director for or with respect to any acts or omissions of such Director occurring prior to such amendment. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of Directors, then this Certificate should be read to eliminate or limit the liability of a Director of the Corporation to the fullest extent permitted by the DGCL, as so amended.

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware do make and file this certificate, and do certify that the facts herein stated are true; and have accordingly signed below, this September 23, 2020.

John Hall

Signed and Attested to by: ────────────────────────────

By: John Hall, Incorporator



HARVARD BUSINESS SERVICES, INC.
16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

Did you know we offer many services other than formation/registered agent services? Below is a description of some of our popular services:

Foreign Qualification:
Many companies choose Delaware as their state of formation to take advantage of the strong corporate law structure but they do not actually do business in the State of Delaware. If your business will operate in a state other than the State of Delaware, a foreign qualification filing will typically be required. This filing allows a company to transact business in a jurisdiction other than where it was formed. Since every state has their own requirements to foreign qualify, let HBS take care of this detail for you.

Good Standing Certificates (Also known as Certificates of Existence):
A certificate of good standing may be required by many different parties, such as banks or different states. We can obtain a good standing from the State of Delaware for you from the State of Delaware. You may place the order online, www.delawareinc.com/gstanding, or contact us by email, phone or fax.

Tax ID Service:
We can obtain the Federal Tax Identification Number for your Delaware Corporation or LLC. The Federal Tax Identification Number, also known as a company's "EIN", is mandatory for opening US bank accounts, obtaining loans, hiring employees, or conducting business in the United States. Our service eliminates the hassle of dealing with the IRS.

Mail Forwarding Services:
All mail forwarding services can be viewed at our website: www.delawareinc.com/ourservices/mailfwd

Virtual Office Mail Forwarding & Telephone
Our best Mail Forwarding package includes the authorization to use our address as your mailing address as well as your own Delaware telephone number. We will scan all of your incoming mail and email it to you. You will receive a Delaware phone number (302 area code) that will automatically be forwarded to any domestic phone number you provide so that your clients may contact you.

Basic 6 & Basic 25 Mail Forwarding
Pay for 6 or 25 email scans to be used as needed. We scan each piece of mail received, email it to you and hold the physical mail for one (1) week. Within that time frame, you can request to have the mail sent to you. After one (1) week, the mail is securely shredded on site. As long as your company is active under our Delaware Registered Agent service, there is no time limit as to when you can use your scan credits.

Airplane & Yacht Mail Forwarding
Use our address to receive Federal Aviation Administration (FAA) Aircraft and/or Department of Natural Resources (DNREC) Boat Registrations. We will scan your mail, email it to you and physically forward registrations to your address on file.

Many of our other services can be found on our website: www.delawareinc.com/ourservices. To initiate any of the above services, please call 1-800-345-2677 ext. 6911 or 302-645-7400 ext. 6911. You may also send an email request to info@delawareinc.com.



HARVARD BUSINESS SERVICES, INC.

16192 COASTAL HIGHWAY
LEWES, DELAWARE 19958-9776
Phone: (302) 645-7400 (800)-345-2677
Fax: (302) 645-1280
www.delawareinc.com

ACCOUNT: 199628

Mr. John Hall
23 North Ward Avenue
Rumson NJ 07760

September 23, 2020

RECEIPT:

Adara Thoroughbred Corp.
Delaware Division of Corporations file # 3729046
Record ID 438066

Service Provided:

Incorporation	$229.00
Federal Tax ID	$65.00
Express Approval	$150.00

AMOUNT PAID: **$474.00**

PAID IN FULL

*** Keep this receipt for your records ***